Comverge, Inc.

120 Eagle Rock Avenue, Suite 190

East Hanover, New Jersey 07936

April 9, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-7010

Attention: Mr. Allan Morris

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (No. 333-137813) of Comverge, Inc.

Ladies and Gentlemen:

On behalf of Comverge, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m., Washington, D.C. time, on Thursday, April 12, 2007, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•

the Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, COMVERGE, INC.

By:	/s/ T. Wayne Wren
Name: Title:	T. Wayne Wren Executive Vice President

April 9, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Attn:	Peggy Fisher Assistant Director

Re:	Comverge, Inc. Registration Statement on Form S-1 File No. 333-137813

In connection with the proposed offering of shares of common stock, par value $0.001 per share, of Comverge Inc., we wish to advise you that we, as a representative of the underwriters, hereby join with Comverge, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 12, 2007 at 3:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 23, 2007
(ii)	Dates of distribution: March 23, 2007 – April 5, 2007
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4
(iv)	Number of prospectuses so distributed: approximately 11,850
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Donna M. Chambers
Name:	Donna M. Chambers
Title:	Senior Vice President and Counsel